Cheal Oil Field Development – PMP 38156, New Zealand

Wellington, New Zealand – December 22, 2006 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. announced today that the Cheal B4 well reached a total depth of 2900 metres (9514 feet) on 19 December 2006. Cheal B4 targeted Urenui, Mount Messenger and Moki sandstones in a separate fault terrace to the north-west of the currently defined limits of the Cheal Oil Field.

The target Mt Messenger sands were intersected over a gross interval from 1772 metres (5814 feet) to 1785 metres (5856 feet) and from 1904 metres (6247 feet) to 1944 metres (6378 feet). Wireline logs and drill gas indicate that these intervals are oil bearing.

Sands from the secondary target Urenui Formation were intersected over a gross interval from 1460 metres (4790 feet) to 1476 metres (4842 feet) and from 1620 metres (5315 feet) to 1646 metres (5400 feet). Wireline logs and drill gas indicate that these intervals are oil bearing.

Sands from within a deeper secondary target, the Moki Sandstone, were intersected below 2407 metres (7897 feet) and are interpreted to be water saturated.

The Cheal B4 well is currently being prepared for later side track operations to target better developed sands near the existing well bore.

Austral Pacific Energy Ltd. holds a 69.5% interest in the Cheal oil field and is the operator. TAG Oil holds the remaining 30.5% interest in the permit.

Commenting on the announcement Chief Executive Officer Rick Webber said, “Cheal B4 is another encouraging result for the Cheal Joint Venture. The well confirms the existence of hydrocarbon charge outside the currently recognised limits of the field and as such increases our confidence in the resource potential of the north western extension of the Cheal Oil Field.”

In other news Mr Webber reported that construction of the processing facilities at the Cheal A site continues to make good progress. “The site foundations are now largely complete and installation of the three large oil storage tanks is complete,” said Mr Webber. “Fabrication of the first of two separator vessels has now been completed.”

Austral wishes its shareholders and suppliers a very Merry Christmas and a successful New Year!

Web site:	www.austral-pacific.com
Email:	ir@austral-pacific.com
Phone:	Rick Webber, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific’s securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Austral Pacific Energy Ltd.
40 Johnston Street
Wellington
New Zealand

Item 2.	Date of Material Change

On or about December 22, 2006

Item 3.	Press Release

December 22, 2006 Wellington, New Zealand

Item 4.	Summary of Material Change

Cheal Oil Field Development – PMP 38156, New Zealand

Wellington, New Zealand – December 22, 2006 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. announced today that the Cheal B4 well reached a total depth of 2900 metres (9514 feet) on 19 December 2006. Cheal B4 targeted Urenui, Mount Messenger and Moki sandstones in a separate fault terrace to the north-west of the currently defined limits of the Cheal Oil Field.

The target Mt Messenger sands were intersected over a gross interval from 1772 metres (5814 feet) to 1785 metres (5856 feet) and from 1904 metres (6247 feet) to 1944 metres (6378 feet). Wireline logs and drill gas indicate that these intervals are oil bearing.

Sands from the secondary target Urenui Formation were intersected over a gross interval from 1460 metres (4790 feet) to 1476 metres (4842 feet) and from 1620 metres (5315 feet) to 1646 metres (5400 feet). Wireline logs and drill gas indicate that these intervals are oil bearing.

Sands from within a deeper secondary target, the Moki Sandstone, were intersected below 2407 metres (7897 feet) and are interpreted to be water saturated.

The Cheal B4 well is currently being prepared for later side track operations to target better developed sands near the existing well bore.

Item 5.	Full Description of Material Change

Cheal Oil Field Development – PMP 38156, New Zealand

Wellington, New Zealand – December 22, 2006 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. announced today that the Cheal B4 well reached a total depth of 2900 metres (9514 feet) on 19 December 2006. Cheal B4 targeted Urenui, Mount Messenger and Moki sandstones in a separate fault terrace to the north-west of the currently defined limits of the Cheal Oil Field.

The target Mt Messenger sands were intersected over a gross interval from 1772 metres (5814 feet) to 1785 metres (5856 feet) and from 1904 metres (6247 feet) to 1944 metres (6378 feet). Wireline logs and drill gas indicate that these intervals are oil bearing.

Sands from the secondary target Urenui Formation were intersected over a gross interval from 1460 metres (4790 feet) to 1476 metres (4842 feet) and from 1620 metres (5315 feet) to 1646 metres (5400 feet). Wireline logs and drill gas indicate that these intervals are oil bearing.

Sands from within a deeper secondary target, the Moki Sandstone, were intersected below 2407 metres (7897 feet) and are interpreted to be water saturated.

The Cheal B4 well is currently being prepared for later side track operations to target better developed sands near the existing well bore.

Austral Pacific Energy Ltd. holds a 69.5% interest in the Cheal oil field and is the operator. TAG Oil holds the remaining 30.5% interest in the permit.

Commenting on the announcement Chief Executive Officer Rick Webber said, “Cheal B4 is another encouraging result for the Cheal Joint Venture. The well confirms the existence of hydrocarbon charge outside the currently recognised limits of the field and as such increases our confidence in the resource potential of the north western extension of the Cheal Oil Field.”

In other news Mr Webber reported that construction of the processing facilities at the Cheal A site continues to make good progress. “The site foundations are now largely complete and installation of the three large oil storage tanks is complete,” said Mr Webber. “Fabrication of the first of two separator vessels has now been completed.”

Austral wishes its shareholders and suppliers a very Merry Christmas and a successful New Year!

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information
None

Item 8.	Senior Officers

Rick Webber, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 22, 2006            “R E Webber”
                                            _______________________________

Rick Webber, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand